SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Poseida Therapeutics, Inc.

(Name of Issuer)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

73730P108

(CUSIP Number)

March 31, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73730P108

1.	Names of Reporting Persons
Novartis Pharma AG

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
0

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9
0

12.	Type of Reporting Person (see instructions)
CO

CUSIP No. 73730P108

1.	Names of Reporting Persons
Novartis AG

2.	Check the Appropriate Box if a Member of a Group (see instructions)

(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	Citizenship or Place of Organization
Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
0

	6.	Shared Voting Power
0

	7.	Sole Dispositive Power
0

	8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9
0

12.	Type of Reporting Person (see instructions)
CO, HC

CUSIP No. 73730P108

Item 1(a).	Name of Issuer: Poseida Therapeutics, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 9390 Towne Centre Drive, San Diego, California 92121
Item 2(a).

Name of Person Filing:

This statement is filed on behalf of the following persons with respect to the shares of Common Stock of the Issuer:

(i)  Novartis Pharma AG., a Swiss corporation (“Novartis Pharma”), with respect to shares held by it; and

(ii)  Novartis AG, a Swiss corporation (“Novartis”), as the publicly-owned parent of Novartis Pharma, with respect to the shares held by Novartis Pharma.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the principal business offices of Novartis Pharma and Novartis is Lichtstrasse 35, 4056 Basel, Switzerland.
Item 2(c).

Citizenship:

Novartis Pharma is a corporation organized under the laws of Switzerland and is a direct wholly-owned subsidiary of Novartis.

Novartis is a corporation organized under the laws of Switzerland and is the publicly-owned parent of Novartis Pharma.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share.
Item 2(e).	CUSIP Number: 73730P108
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.            Ownership

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2024

Novartis Pharma AG

/s/ Lukas Foertsch
Name: Lukas Foertsch
Title: Authorized Signatory

/s/ Andreas Schuermann
Name: Andreas Schuermann
Title: Authorized Signatory

Novartis AG

/s/ Christian Rehm
Name: Christian Rehm
Title: Authorized Signatory

/s/ Bertrand Bugnon
Name: Bertrand Bugnon
Title: Authorized Signatory

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1	Evidence of Signatory Authority

2	Joint Filing Agreement